Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Preliminary Results for Full Fiscal Year 2019

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at an exchange rate of R14.4789 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2019.

Highlights:

Fiscal year 2019:

  Subscription revenue of R1,693 million ($116.9 million), up 16.3% year over year on a constant currency basis
  Net subscriber additions of 73,600, compared to 54,800 additions in fiscal 2018
  Adjusted EBITDA of R603 million ($41.6 million), up 36% year over year and ahead of guidance
  Adjusted EBITDA margin of 30.5%, up 470 basis points year over year
  Diluted adjusted earnings per share of 44 South African cents, or 75 U.S. cents per diluted ADS, up 63% year over year
  Net cash from operating activities of R464 million ($32.0 million)
  Free cash flow of R177.4 million ($12.3 million), up from R14.9 million ($1.0 million) in fiscal 2018

Fourth quarter fiscal 2019:

  Subscription revenue of R444 million ($30.7 million), up 13.1% year over year on a constant currency basis
  Net subscriber additions of 14,400 bringing the total base to over 750,000, up 11% year over year
  Adjusted EBITDA of R168 million ($11.6 million), up 29% year over year
  Adjusted EBITDA margin of 33.0%, up 430 basis points year over year
  Diluted adjusted earnings per share of 14 South African cents, or 24 U.S. cents per diluted ADS, up 40% year over year
  Net cash from operating activities of R129 million ($8.9 million)
  Free cash flow of R80 million ($5.5 million), up from R58 million ($4.0 million) compared to the fourth quarter of fiscal 2018

MIDRAND, South Africa--(BUSINESS WIRE)--May 14, 2019--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and for its full fiscal year 2019, which ended March 31, 2019.

“Our fourth quarter marked a solid continuation of trends we have experienced throughout the year. The strong performance was driven by the continued growth in our premium fleet subscriptions globally, improvements in ARPU and ongoing operating leverage in the business,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “During fiscal 2019, we upwardly revised our long-term adjusted EBITDA margin target to 35% plus, as we expanded our margins by almost 500 basis points to 30.5% and generated record positive free cash flow of R177 million. We remain confident in our ability to achieve our long-term goals given our strong pipeline and ability to further enhance margin accretion across the business.”

Financial performance for the three months ended March 31, 2019

Subscription revenue: Subscription revenue was R443.8 million ($30.7 million), an increase of 18.8% compared with R373.6 million ($25.8 million) for the fourth quarter of fiscal 2018. Subscription revenue increased by 13.1% on a constant currency basis, year over year. Subscription revenue benefited from an increase of 73,600 subscribers from April 2018 to March 2019, representing an increase in the subscriber base of 10.9% during that period. Subscription revenue also benefited from higher average revenue per user.

Total revenue: Total revenue was R507.9 million ($35.1 million), an increase of 12.0% compared to R453.5 million ($31.3 million) for the fourth quarter of fiscal 2018. Total revenue increased by 6.3% on a constant currency basis, year over year. Hardware and other revenue was R64.1 million ($4.4 million), a decrease of 19.8%, compared to R79.9 million ($5.5 million) for the fourth quarter of fiscal 2018.

Gross margin: Gross profit was R339.8 million ($23.5 million), compared to R296.0 million ($20.4 million) for the fourth quarter of fiscal 2018. Gross profit margin was 66.9%, compared to 65.3% for the fourth quarter of fiscal 2018.

Operating margin: Operating profit was R97.8 million ($6.8 million), compared to R73.8 million ($5.1 million) for the fourth quarter of fiscal 2018. Operating margin was 19.3%, compared to 16.3% for the fourth quarter of fiscal 2018. In addition to the gross margin improvement above, the margin expansion was also attributable to improved economies of scale and ongoing cost management initiatives. Operating expenses of R242.3 million ($16.7 million) increased by R18.6 million ($1.3 million), or 8.3%, compared to the fourth quarter of fiscal 2018. Operating expenses represented 47.7% of revenue compared to 49.3% of revenue in the fourth quarter of fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R167.6 million ($11.6 million), compared to R130.2 million ($9.0 million) for the fourth quarter of fiscal 2018. Adjusted EBITDA margin, a non-IFRS measure, for the fourth quarter of fiscal 2019 was 33.0%, compared to 28.7% for the fourth quarter of fiscal 2018.

Profit for the period and earnings per share: Profit for the period was R77.0 million ($5.3 million), compared to R64.3 million ($4.4 million) in the fourth quarter of fiscal 2018. Profit for the period included a net foreign exchange loss of R0.1 million ($0.01 million) before tax. During the fourth quarter of fiscal 2018, profit for the period included a net foreign exchange loss of R1.2 million ($0.1 million).

Earnings per diluted ordinary share were 13 South African cents, compared to 11 South African cents in the fourth quarter of fiscal 2018. For the fourth quarter of fiscal 2019, the calculation was based on diluted weighted average ordinary shares in issue of 580.1 million compared to 580.8 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2018.

The Group’s effective tax rate was 22.1%, compared to 13.7% in the fourth quarter of fiscal 2018. Ignoring the impact of net foreign exchange gains and losses net of tax and share based compensation costs related to Performance Share Awards net of tax, the tax rate which was used in determining adjusted earnings below, was 20.4% compared to 26.9% in the fourth quarter of fiscal 2018.

During the fourth quarter of fiscal 2019, the Group recognized deferred tax assets of R3.6 million ($0.3 million) in respect of a portion of the available tax losses in the Americas, Brazil and Europe segments. These tax losses were incurred in prior years. An ongoing improvement in these regions’ results has resulted in these deferred tax assets being recognized in respect of the future utilization of the historical tax loss considered probable at period end. The recognition of these deferred tax assets reduced the Group’s effective tax rate in the quarter by 3.6%.

On a U.S. Dollar basis, using the March 31, 2019 exchange rate of R14.4789 per U.S. Dollar, and a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $5.3 million, or 23 U.S. cents per diluted ADS compared to $4.4 million, or 19 U.S. cents per diluted ADS in the fourth quarter of fiscal 2018.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R81.0 million ($5.6 million) compared to R55.3 million ($3.8 million) for the fourth quarter of fiscal 2018. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 14 South African cents, compared to 10 South African cents in the fourth quarter of fiscal 2018.

On a U.S. Dollar basis, using the March 31, 2019 exchange rate of R14.4789 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, the adjusted profit for the period was $5.6 million, or 24 U.S. cents per diluted ADS, compared to $3.8 million, or 16 U.S. cents per diluted ADS in the fourth quarter of fiscal 2018.

Statement of Financial Position and Cash Flow: At March 31, 2019, the Group had R353.2 million ($24.4 million) of net cash and cash equivalents, compared to R290.5 million ($20.1 million) at March 31, 2018.

The Group generated R129.4 million ($8.9 million) in net cash from operating activities for the three months ended March 31, 2019 and invested R49.6 million ($3.4 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R24.6 million or $1.7 million), leading to free cash flow, a non-IFRS measure, of R79.8 million ($5.5 million) compared to free cash flow of R57.9 million ($4.0 million) for the fourth quarter of fiscal 2018. The Group utilized R18.0 million ($1.2 million) in financing activities, compared to R8.9 million ($0.6 million) utilized during the fourth quarter of fiscal 2018. The cash utilized in financing activities during the fourth quarter of fiscal 2019 mainly consisted of dividends paid of R16.8 million ($1.2 million) and the payment of lease liabilities of R1.1 million ($0.1 million). The cash utilized in financing activities during the fourth quarter of fiscal 2018 mainly consisted of dividends paid of R14.1 million ($1.0 million) offset by proceeds from the issuance of shares in respect of employee share options of R5.2 million ($0.4 million).

Financial performance for the fiscal year ended March 31, 2019

Subscription revenue: Subscription revenue increased to R1,693.2 million ($116.9 million), an increase of 18.0% compared to R1,434.6 million ($99.1 million) for fiscal 2018. On a constant currency basis, subscription revenue increased by 16.3%. Subscription revenue benefited from an increase of 73,600 subscribers from April 2018 to March 2019, representing an increase in subscribers of 10.9% during fiscal 2019. Subscription revenue also benefited from a higher average revenue per user.

Total revenue: Total revenue for fiscal 2019 was R1,975.9 million ($136.5 million), an increase of 15.4% compared to R1,712.5 million ($118.3 million) for fiscal 2018. On a constant currency basis, total revenue increased by 13.5%. Hardware and other revenue was R282.6 million ($19.5 million), compared to R277.9 million ($19.2 million) for fiscal 2018.

Gross margin: Gross profit was R1,320.0 million ($91.2 million), an increase of 17.3% compared to R1,125.5 million ($77.7 million) for fiscal 2018. Gross profit margin was 66.8%, compared to 65.7% for fiscal 2018.

Operating margin: Operating profit was R338.9 million ($23.4 million), compared to R215.0 million ($14.8 million) in fiscal 2018. The operating margin was 17.2%, compared to the 12.6% in fiscal 2018. The margin expansion was attributable primarily to the revenue growth leveraging the Group’s fixed overheads, and ongoing cost management initiatives. Operating expenses represented 49.7% of revenue compared to 53.4% of revenue in fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA was R602.8 million ($41.6 million), compared to R441.9 million ($30.5 million) for fiscal 2018. The Adjusted EBITDA margin for fiscal 2019 was 30.5%, compared to 25.8% in fiscal 2018.

Profit for the year and earnings per share: Profit for fiscal 2019 was R202.3 million ($14.0 million), compared to R181.2 million ($12.5 million) in fiscal 2018. Profit for the year included a net foreign exchange gain of R0.4 million ($0.03 million) before tax. During fiscal 2018, a net foreign exchange loss of R5.1 million ($0.4 million) was recognized.

Earnings per diluted ordinary share were 35 South African cents, compared to 32 South African cents in fiscal 2018. For fiscal 2019, the calculation was based on diluted weighted average ordinary shares in issue of 583.6 million, compared to 574.0 million diluted weighted average ordinary shares in issue during fiscal 2018.

The Group’s effective tax rate was 40.5%, compared to 15.7% for fiscal 2018. Ignoring the impact of net foreign exchange gains and losses net of tax and share based compensation costs related to Performance Share Awards net of tax, the effective tax rate, which was used in calculating adjusted earnings, was 26.3% compared to 28.7% in fiscal 2018.

During the fourth quarter of fiscal 2019 the Group recognized deferred tax assets of R3.6 million ($0.3 million) in respect of a portion of the available tax losses in the Americas, Brazil and Europe segments. These tax losses were incurred in prior years. An ongoing improvement in these regions' results has resulted in these deferred tax assets being recognized in respect of the future utilization of the historical tax loss considered probable at period end. The recognition of these deferred tax assets reduced the Group’s effective tax rate for the year by 1.1%.

Adjusted earnings for the year and adjusted earnings per share: Adjusted earnings for fiscal 2019, a non-IFRS measure, was R254.4 million ($17.6 million), compared to R156.8 million ($10.8 million) in fiscal 2018. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 44 South African cents, compared to 27 South African cents for fiscal 2018.

On a U.S. Dollar basis, using the March 31, 2019 exchange rate of R14.4789 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, adjusted earnings were $17.6 million, or 75 U.S. cents per diluted ADS, compared to $10.8 million, or 47 U.S. cents per diluted ADS in fiscal 2018.

Statement of Financial Position and Cash Flow: The Group generated R463.8 million ($32.0 million) in net cash from operating activities for fiscal 2019 and invested R286.5 million ($19.8 million) in capital expenditures during the year (including investments in in-vehicle devices of R191.6 million or $13.2 million), leading to free cash flow of R177.4 million ($12.3 million), compared to free cash flow of R14.9 million ($1.0 million) for fiscal 2018. Capital expenditures in fiscal 2018 were R338.3 million ($23.4 million) and included in-vehicle devices of R229.8 million ($15.9 million).

The Group utilized R138.7 million ($9.6 million) in financing activities, compared to R62.5 million ($4.3 million) utilized during fiscal 2018. The cash utilized in financing activities in fiscal 2019 mainly consisted of the repurchase of 9.2 million ordinary shares, which resulted in a cash outflow of R73.5 million ($5.1 million), dividends paid of R67.5 million ($4.7 million) and the repayment of lease liabilities of R11.4 million ($0.8 million), offset by proceeds from issuance of shares in respect of employee share options of R13.8 million ($1.0 million). The cash utilized in financing activities in fiscal 2018 included the repurchase of 5.0 million ordinary shares, which resulted in a cash outflow of R18.7 million ($1.3 million) and dividends paid of R53.2 million ($3.7 million).

Segment commentary for the fiscal year ended March 31, 2019

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the non-IFRS profit measure identified by the Group), the margin generated by our Central Services Organization (“CSO”), net of any unrealized inter-company profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices (“RSOs”).

CSO continues as a central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO’s operating expenses are not allocated to each RSO.

Each RSO’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

Segment	Subscription Revenue Fiscal 2019 R'000	Total Revenue Fiscal 2019 R'000	Adjusted EBITDA Fiscal 2019 R'000	Adjusted EBITDA % change on prior year	Adjusted EBITDA Margin Fiscal 2019

Africa	969,377	1,044,406	484,497	9.9%	46.4%
	Subscription revenue increased by 11.1% in the segment as a result of a 10.4% increase in subscribers since April 1, 2018. Total revenue increased by 9.1%. The region reported an Adjusted EBITDA margin of 46.4% (up from the 46.0% Adjusted EBITDA margin reported in fiscal 2018).
Americas	292,577	328,963	152,575	92.8%	46.4%
	Subscription revenue growth on a constant currency basis was 41.9%. Subscribers increased by 15.7% since April 1, 2018. Subscription revenue continued to receive assistance from the market’s ongoing preference for bundled deals across new and existing customers. Total revenue improved by 36.6% on a constant currency basis as hardware and other revenues increased by 11.2%. The region reported an Adjusted EBITDA margin of 46.4% (up from the 34.8% Adjusted EBITDA margin reported in fiscal 2018). Americas is currently the fastest growing geographical region both at a subscription revenue and Adjusted EBITDA level.
Middle East and Australasia	226,020	323,494	145,887	36.6%	45.1%
	Subscription revenue increased by 9.6% on a constant currency basis. Subscribers increased by 8.1% since April 1, 2018. Total revenue in constant currency improved by 13.0% as hardware revenues were higher than in fiscal 2018. The region reported an Adjusted EBITDA margin of 45.1% (up from the 38.3% Adjusted EBITDA margin reported in fiscal 2018).
Europe	140,539	209,757	67,796	3.8%	32.3%
	Subscription revenue growth on a constant currency basis was 16.4%. However, total revenue only increased by 3.6% on a constant currency basis due to lower hardware revenues compared to fiscal 2018. Subscribers increased by 9.0% since April 1, 2018. The region reported an Adjusted EBITDA margin of 32.3% (down from the 33.8% Adjusted EBITDA margin reported in fiscal 2018).
Brazil	63,987	68,408	27,598	64.8%	40.3%
	Subscription revenue increased by 40.1% on a constant currency basis. The increase was due to the market’s preference for bundled deals and an increase in subscribers of 28.2% since April 1, 2018. On a constant currency basis, total revenue increased by 39.6%. The segment reported Adjusted EBITDA of R27.6 million ($1.9 million) in fiscal 2019, at an Adjusted EBITDA margin of 40.3% (up from the 30.8% Adjusted EBITDA margin reported in fiscal 2018).
Central Services Organization	745	835	(156,894)	(4.7%)	—
	CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Preliminary financial information

The reviewed but unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been finalized for the Group’s year-end audit, which could result in potential differences from this preliminary reviewed but unaudited condensed financial information. Any changes to the financial information from the completion of the audit will be announced on SENS.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at an exchange rate of R14.3842 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at May 8, 2019.

Based on information as of today, May 14, 2019, the Group is issuing the following financial guidance for the full 2020 fiscal year:

  Subscription revenue - R1,935 million to R1,955 million ($134.5 million to $135.9 million), which would represent subscription revenue growth of 14.3% to 15.5% compared to fiscal 2019. On a constant currency basis, this would represent subscription revenue growth of 12.8% to 14.0%.
  Total revenue - R2,182 million to R2,212 million ($151.7 million to $153.8 million), which would represent revenue growth of 10.4% to 12.0% compared to fiscal 2019. On a constant currency basis, this would represent revenue growth of 8.9% to 10.5%.
  Adjusted EBITDA - R680 million to R701 million ($47.3 million to $48.7 million), which would represent Adjusted EBITDA growth of 12.8% to 16.3% compared to fiscal 2019.
  Adjusted earnings per diluted ordinary share of 45.1 to 50.2 South African cents based on a weighted average of 585 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 78.4 to 87.2 U.S. cents.

For the first quarter of fiscal 2020 the Group expects subscription revenue to be in the range of R451 million to R457 million ($31.4 million to $31.8 million) which would represent subscription revenue growth of 15.5% to 17.1% compared to the first quarter of fiscal 2019. On a constant currency basis, this would represent subscription revenue growth of 10.5% to 12.1%.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations, as hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2020 fiscal year of R14.3000 per $1.00.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Group’s external auditors. The Group’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Group provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Group’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Group’s ADSs on the New York Stock Exchange, the Group has adopted a quarterly reporting policy. As a result of such quarterly reporting the Group is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on Tuesday, May 14, 2019 to discuss the Group’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Group’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or +1-201-389-0879 (outside of the United States). The conference ID is 13689224.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13689224.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 750,000 assets in approximately 120 countries. The Group’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Mexico, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter and full year of fiscal 2020, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2018, as updated by other reports that the Group files with or furnishes to the SEC. The Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Group has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Group’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Group has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Group’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Group’s core business. Accordingly, the Group believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Group’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Group’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Group; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 4/2018 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the period prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Group’s core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivising management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years.

Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Group's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Group’s cash flows as it provides detail of the amount of cash the Group generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the commentary constitute pro-forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.4789 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2019.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The pro-forma financial information contained in this results announcement has been reviewed by our auditors, Deloitte & Touche and their unmodified report thereon is available for inspection at the Company’s registered office.

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MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Revenue	1,975,863	1,712,482	136,465	118,274
Cost of sales	(655,844)	(586,963)	(45,297)	(40,539)
Gross profit	1,320,019	1,125,519	91,168	77,735
Other income/(expenses) - net	1,009	4,246	70	293
Operating expenses	(982,116)	(914,813)	(67,831)	(63,183)
-Sales and marketing	(199,209)	(184,978)	(13,759)	(12,776)
-Administration and other charges	(782,907)	(729,835)	(54,072)	(50,407)
Operating profit	338,912	214,952	23,407	14,845
Finance income/(costs) - net	1,386	(69)	96	(5)
-Finance income	12,286	8,951	849	618
-Finance costs	(10,900)	(9,020)	(753)	(623)
Profit before taxation	340,298	214,883	23,503	14,840
Taxation	(137,962)	(33,690)	(9,528)	(2,327)
Profit for the year	202,336	181,193	13,975	12,513

Attributable to:
Owners of the parent	202,336	181,134	13,975	12,510
Non-controlling interest	*	59	*	3
	202,336	181,193	13,975	12,513

Earnings per share
-basic (R/$)	0.36	0.32	0.02	0.02
-diluted (R/$)	0.35	0.32	0.02	0.02

Earnings per American Depositary Share (Unaudited)
-basic (R/$)	8.98	8.07	0.62	0.56
-diluted (R/$)	8.67	7.89	0.60	0.54
* Amount less than R1,000/$1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Profit for the year	202,336	181,193	13,975	12,513
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	114,596	(60,331)	7,914	(4,166)
- Attributable to owners of the parent	114,593	(60,339)	7,914	(4,167)
- Attributable to non-controlling interest	3	8	*	1
Taxation relating to components of other comprehensive income	1,151	(237)	79	(16)
Other comprehensive income/(loss) for the year, net of tax	115,747	(60,568)	7,993	(4,182)
Total comprehensive income for the year	318,083	120,625	21,968	8,331

Attributable to:
Owners of the parent	318,080	120,558	21,968	8,326
Non-controlling interest	3	67	*	5
Total comprehensive income for the year	318,083	120,625	21,968	8,331
* Amount less than $1,000

MIX TELEMATICS LIMITED
HEADLINE EARNINGS
Reconciliation of Headline Earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	202,336	181,134	13,975	12,510
Adjusted for:
Profit on disposal of property, plant and equipment and intangible assets	(586)	(1,264)	(40)	(87)
Impairment of intangible assets	930	2,687	64	186
Impairment of property, plant and equipment	—	9	—	1
Income tax effect on the above components	(85)	(380)	(6)	(26)
Headline earnings attributable to owners of the parent	202,595	182,186	13,993	12,584
Headline earnings
Headline earnings per share
-basic (R/$)	0.36	0.32	0.02	0.02
-diluted (R/$)	0.35	0.32	0.02	0.02

Headline earnings per American Depositary Share (Unaudited)
-basic (R/$)	8.99	8.12	0.62	0.56
-diluted (R/$)	8.68	7.94	0.60	0.55

Ordinary shares ('000)(1)
-in issue at March 31	561,947	564,420	561,947	564,420
-weighted average	563,578	561,088	563,578	561,088
-diluted weighted average	583,647	573,981	583,647	573,981

Weighted average American Depositary Shares ('000)(1) (Unaudited)
-in issue at March 31	22,478	22,577	22,478	22,577
-weighted average	22,543	22,444	22,543	22,444
-diluted weighted average	23,346	22,959	23,346	22,959

(1)

March 31, 2019 figure excludes 40,000,000 (March 31, 2018: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

MIX TELEMATICS LIMITED
ADJUSTED EARNINGS
Reconciliation of Adjusted Earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	202,336	181,134	13,975	12,510
Net foreign exchange (gains)/losses	(383)	5,073	(26)	350
IFRS 2 charge on performance share awards (note 10)	5,110	—	353	—
Income tax effect on the above components	47,382	(29,403)	3,272	(2,031)
Adjusted earnings attributable to owners of the parent	254,445	156,804	17,574	10,829

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.36	0.32	0.02	0.02
Net foreign exchange (gains)/losses	#	0.01	#	#
IFRS 2 charge on performance share awards	0.01	—	#	—
Income tax effect on the above components	0.08	(0.05)	0.01	#
Basic adjusted earnings per share (R/$)	0.45	0.28	0.03	0.02

Adjusted earnings per share
-basic (R/$)	0.45	0.28	0.03	0.02
-diluted (R/$)	0.44	0.27	0.03	0.02

Adjusted earnings per American Depositary Share (Unaudited)
-basic (R/$)	11.29	6.99	0.78	0.48
-diluted (R/$)	10.90	6.83	0.75	0.47
# Amount less than R0.01/$0.01

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment (note 1)	457,446	334,038	31,594	23,071
Intangible assets	955,646	898,527	66,003	62,058
Capitalized commission assets (note 1)	54,066	—	3,734	—
Deferred tax assets	51,666	40,717	3,568	2,812
Total non-current assets	1,518,824	1,273,282	104,899	87,941

Current assets
Assets classified as held for sale (note 6)	17,058	17,058	1,178	1,178
Inventory	51,263	57,013	3,541	3,938
Trade and other receivables (note 1)	376,475	286,406	26,002	19,781
Taxation	24,119	30,373	1,666	2,098
Restricted cash	20,187	20,935	1,394	1,446
Cash and cash equivalents	383,443	308,258	26,483	21,290
Total current assets	872,545	720,043	60,264	49,731
Total assets	2,391,369	1,993,325	165,163	137,672

EQUITY
Stated capital	786,633	846,405	54,329	58,458
Other reserves	83,212	(51,614)	5,747	(3,565)
Retained earnings	881,819	722,380	60,904	49,892
Equity attributable to owners of the parent	1,751,664	1,517,171	120,980	104,785
Non-controlling interest	13	10	1	1
Total equity	1,751,677	1,517,181	120,981	104,786

LIABILITIES
Non-current liabilities
Deferred tax liabilities	139,049	82,658	9,604	5,709
Provisions	2,226	2,132	154	147
Recurring commission liability (note 1)	1,798	—	124	—
Capitalized lease liability (note 1)	31,183	—	2,154	—
Total non-current liabilities	174,256	84,790	12,036	5,856

Current liabilities
Trade and other payables (note 1)	399,869	350,519	27,618	24,209
Capitalized lease liability (note 1)	10,745	—	742	—
Taxation	2,511	2,832	173	196
Provisions	22,049	20,283	1,523	1,401
Bank overdraft	30,262	17,720	2,090	1,224
Total current liabilities	465,436	391,354	32,146	27,030
Total liabilities	639,692	476,144	44,182	32,886
Total equity and liabilities	2,391,369	1,993,325	165,163	137,672

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	541,432	413,025	37,395	28,526
Net finance income received	7,156	4,845	494	335
Taxation paid	(84,742)	(64,662)	(5,853)	(4,466)
Net cash generated from operating activities	463,846	353,208	32,036	24,395

Cash flows from investing activities
Capital expenditure payments	(286,458)	(338,261)	(19,784)	(23,362)
Proceeds on sale of property, plant and equipment and intangible assets	2,222	4,388	153	303
Decrease in restricted cash	2,724	127	188	9
Increase in restricted cash	(983)	(8,389)	(68)	(579)
Net cash utilized in investing activities	(282,495)	(342,135)	(19,511)	(23,629)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	13,776	10,726	951	741
Repayment of capitalized lease liability	(11,435)	—	(789)	—
Share repurchase (note 8)	(73,548)	(18,666)	(5,080)	(1,289)
Dividends paid to Company’s owners	(67,470)	(53,201)	(4,659)	(3,674)
Acquisition of non-controlling interest	—	(1,353)	—	(93)
Net cash utilized in financing activities	(138,677)	(62,494)	(9,577)	(4,315)
Net increase/(decrease) in cash and cash equivalents	42,674	(51,421)	2,948	(3,549)

Net cash and cash equivalents at the beginning of the year	290,538	356,333	20,066	24,611
Exchange gains/(losses) on cash and cash equivalents	19,969	(14,374)	1,379	(996)
Net cash and cash equivalents at the end of the year	353,181	290,538	24,393	20,066

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2017 (Audited)	854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931

Total comprehensive income	—	(60,576)	181,134	120,558	67	120,625
Profit for the year	—	—	181,134	181,134	59	181,193
Other comprehensive (loss)/income	—	(60,576)	—	(60,576)	8	(60,568)

Total transactions with owners	(7,940)	13,332	(53,268)	(47,876)	1,501	(46,375)
Shares issued in relation to share options and share appreciation rights exercised	10,726	—	—	10,726	—	10,726
Share-based payment transaction	—	9,000	—	9,000	—	9,000
Share-based payment - excess tax benefit	—	5,833	—	5,833	—	5,833
Dividends declared (note 9)	—	—	(53,268)	(53,268)	—	(53,268)
Share repurchase (note 8)	(18,666)	—	—	(18,666)	—	(18,666)
Transactions with non-controlling interest	—	(1,501)	—	(1,501)	1,501	—

Balance at March 31, 2018 (Audited)	846,405	(51,614)	722,380	1,517,171	10	1,517,181
Adjustment on initial application of IFRS 15, IFRS 16 and IFRS 9 (note 1)	—	—	24,675	24,675	—	24,675
Adjusted balance at April 1, 2018	846,405	(51,614)	747,055	1,541,846	10	1,541,856

Total comprehensive income	—	115,744	202,336	318,080	3	318,083
Profit for the year	—	—	202,336	202,336	—	202,336
Other comprehensive income	—	115,744	—	115,744	3	115,747

Total transactions with owners	(59,772)	19,082	(67,572)	(108,262)	—	(108,262)
Shares issued in relation to share options and share appreciation rights exercised	13,776	—	—	13,776	—	13,776
Share-based payment transaction	—	12,140	—	12,140	—	12,140
Share-based payment - excess tax benefit	—	6,942	—	6,942	—	6,942
Dividends declared (note 9)	—	—	(67,572)	(67,572)	—	(67,572)
Share repurchase (note 8)	(73,548)	—	—	(73,548)	—	(73,548)

Balance at March 31, 2019 (Reviewed)	786,633	83,212	881,819	1,751,664	13	1,751,677

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2017 (Unaudited)	59,006	(302)	41,061	99,765	(108)	99,657

Total comprehensive income	—	(4,184)	12,510	8,326	5	8,331
Profit for the year	—	—	12,510	12,510	4	12,514
Other comprehensive (loss)/income	—	(4,184)	—	(4,184)	1	(4,183)

Total transactions with owners	(548)	921	(3,679)	(3,306)	104	(3,202)
Shares issued in relation to share options and share appreciation rights exercised	741	—	—	741	—	741
Share-based payment transaction	—	622	—	622	—	622
Share-based payment - excess tax benefit	—	403	—	403	—	403
Dividends declared (note 9)	—	—	(3,679)	(3,679)	—	(3,679)
Share repurchase (note 8)	(1,289)	—	—	(1,289)	—	(1,289)
Transactions with non-controlling interest	—	(104)	—	(104)	104	—

Balance at March 31, 2018 (Unaudited)	58,458	(3,565)	49,892	104,785	1	104,786
Adjustment on initial application of IFRS 15, IFRS 16 and IFRS 9 (note 1)	—	—	1,704	1,704	—	1,704
Adjusted balance at April 1, 2018	58,458	(3,565)	51,596	106,489	1	106,490

Balance at March 31, 2018 (Unaudited)	—	7,993	13,975	21,968	*	21,968
Profit for the year	—	—	13,975	13,975	*	13,975
Other comprehensive income	—	7,993	—	7,993	*	7,993

Total transactions with owners	(4,129)	1,319	(4,667)	(7,477)	—	(7,477)
Shares issued in relation to share options and share appreciation rights exercised	951	—	—	951	—	951
Share-based payment transaction	—	839	—	839	—	839
Share-based payment - excess tax benefit	—	480	—	480	—	480
Dividends declared (note 9)	—	—	(4,667)	(4,667)	—	(4,667)
Share repurchase (note 8)	(5,080)	—	—	(5,080)	—	(5,080)

Balance at March 31, 2019 (Unaudited)	54,329	5,747	60,904	120,980	1	120,981
* Amount less than $1,000

NOTES TO PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

The preliminary condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited (“JSE”) Listings Requirements for preliminary condensed financial statements and the requirements of the Companies Act applicable to financial statements. The JSE Listings Requirements require preliminary condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the preliminary condensed consolidated financial statements are in terms of IFRS and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) from April 1, 2018.

The preliminary condensed consolidated financial statements were prepared under the supervision of the Interim Chief Financial Officer, PM Dell, CA(SA). The results were made available on May 14, 2019.

Adoption of IFRS 9, IFRS 15 and IFRS 16

IFRS 9 is effective for the Group from April 1, 2018.

IFRS 15 permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach, the Group has recognized transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements were only applied to contracts that were not completed as of April 1, 2018.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group applied IFRS 15 from April 1, 2018, the Group decided to early adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

Refer to Note 2.1.1.2 of our consolidated financial statements for the year ended March 31, 2018 for further details on the adoption of the above mentioned standards.

Summary of the impact at April 1, 2018 of adopting IFRS 9, IFRS 15 and IFRS 16:

	South African Rand	United States Dollar
IFRS 9 Assets	(R3.2 million)	($0.2 million)
Trade and other receivables	(R3.2 million)	($0.2 million)

IFRS 15 Assets	R46.5 million	$3.2 million
Capitalized commission assets	R45.3 million	$3.1 million
Trade and other receivables (1)	R1.2 million	$0.1 million

IFRS 16 Assets	R29.9 million	$2.0 million
Property, plant and equipment	R30.6 million	$2.1 million
Trade and other receivables (2)	(R0.7 million)	($0.1 million)

Total Assets	R73.2 million	$5.0 million

IFRS 15 Liabilities	R8.7 million	$0.6 million
Recurring commission liability (non-current)	R4.0 million	$0.3 million
Trade and other payables (3)	R4.7 million	$0.3 million

IFRS 16 Liabilities	R31.9 million	$2.2 million
Capitalized lease liability (non-current)	R23.3 million	$1.6 million
Capitalized lease liability (current)	R8.8 million	$0.6 million
Trade and other payables (2)	(R0.2 million)	($0.01 million)

Deferred tax liabilities	R7.9 million	$0.5 million
Total liabilities	R48.5 million	$3.3 million

Net increase in equity	R24.7 million	$1.7 million
(1)	Contract assets related to fixed escalations.
(2)	Reversal of lease prepayment and lease accruals under IAS 17 Leases. These have been reflected in the measurement of the lease liability under IFRS 16.
(3)

Includes the current portion of additional recurring commission liability of R2.9 million ($0.2 million) and increase in liabilities related to contracts with customers due to significant financing adjustments of R1.8 million ($0.1 million).

Summary of impact on fiscal 2019 results of adopting IFRS 9, IFRS 15 and IFRS 16:

The only material impact on the condensed consolidated income statement for fiscal 2019 was a R7.9 million ($0.6 million) increase in finance costs. This was primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest. The impact on every other line item in the condensed consolidated income statement for fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R11.4 million ($0.8 million) in respect of the capital portion of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these preliminary condensed consolidated financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.4789 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2019. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro-forma financial information under the JSE Listings Requirements. This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Independent review

The preliminary condensed consolidated financial statements for the year ended March 31, 2019 have been reviewed by Deloitte & Touche, who expressed an unmodified review conclusion thereon, which is available for inspection at the Company's registered office. The auditor's report does not necessarily report on all the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office. Any reference to future financial performance, included in this announcement, has not been reviewed or reported on by the Company’s auditors.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker (“CODM”) reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO’s results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

SEGMENTAL ANALYSIS

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2019 (Reviewed)
Regional Sales Offices
Africa	969,377	75,029	1,044,406	484,497
Europe	140,539	69,218	209,757	67,796
Americas	292,577	36,386	328,963	152,575
Middle East and Australasia	226,020	97,474	323,494	145,887
Brazil	63,987	4,421	68,408	27,598
Total Regional Sales Offices	1,692,500	282,528	1,975,028	878,353
Central Services Organization	745	90	835	(156,894)
Total Segment Results	1,693,245	282,618	1,975,863	721,459
Corporate and consolidation entries	—	—	—	(118,674)
Total	1,693,245	282,618	1,975,863	602,785

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2018 (Audited)
Regional Sales Offices
Africa	872,646	84,832	957,478	440,900
Europe	115,199	78,061	193,260	65,326
Americas	194,890	32,715	227,605	79,127
Middle East and Australasia	200,241	78,424	278,665	106,835
Brazil	50,735	3,695	54,430	16,747
Total Regional Sales Offices	1,433,711	277,727	1,711,438	708,935
Central Services Organization	904	140	1,044	(149,878)
Total Segment Results	1,434,615	277,867	1,712,482	559,057
Corporate and consolidation entries	—	—	—	(117,191)
Total	1,434,615	277,867	1,712,482	441,866

SEGMENTAL ANALYSIS

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2019 (Unaudited)
Regional Sales Offices
Africa	66,951	5,182	72,133	33,462
Europe	9,706	4,781	14,487	4,682
Americas	20,207	2,513	22,720	10,538
Middle East and Australasia	15,610	6,732	22,342	10,076
Brazil	4,419	305	4,725	1,906
Total Regional Sales Offices	116,893	19,513	136,407	60,664
Central Services Organization	51	6	58	(10,836)
Total Segment Results	116,944	19,519	136,465	49,828
Corporate and consolidation entries	—	—	—	(8,196)
Total	116,944	19,519	136,465	41,632

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2018 (Unaudited)
Regional Sales Offices
Africa	60,270	5,859	66,129	30,451
Europe	7,956	5,391	13,348	4,512
Americas	13,460	2,259	15,720	5,465
Middle East and Australasia	13,830	5,416	19,246	7,379
Brazil	3,504	255	3,759	1,157
Total Regional Sales Offices	99,020	19,180	118,202	48,964
Central Services Organization	62	10	72	(10,351)
Total Segment Results	99,082	19,190	118,274	38,613
Corporate and consolidation entries	—	—	—	(8,094)
Total	99,082	19,190	118,274	30,519

4. Reconciliation of Adjusted EBITDA to Profit for the year
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Adjusted EBITDA	602,785	441,866	41,632	30,518
Add:
Net profit on sale of property, plant and equipment and intangible assets	586	1,264	40	87
Decrease in restructuring costs provision	—	741	—	51

Less:
Depreciation (1)	(183,478)	(151,945)	(12,672)	(10,493)
Amortization (2)	(64,877)	(63,926)	(4,481)	(4,415)
Impairment of product development costs capitalized and Property, Plant and Equipment	(930)	(2,696)	(64)	(187)
Share-based compensation costs	(12,140)	(10,352)	(838)	(715)
Equity-settled share-based compensation costs	(12,140)	(9,000)	(838)	(622)
Cash-settled share-based compensation costs	—	(1,352)	—	(93)
Increase in restructuring costs provision	(3,034)	—	(210)	—
Operating profit	338,912	214,952	23,407	14,845
Add: Finance income/(costs) - net	1,386	(69)	96	(5)
Less: Taxation	(137,962)	(33,690)	(9,528)	(2,327)
Profit for the year	202,336	181,193	13,975	12,513

(1)

Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets). The adoption of IFRS 16 during the year resulted in depreciation of right-of-use assets of R11.7 million ($0.8 million) being recorded in fiscal 2019.

(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the year margin

	Year ended	Year ended
	March 31,	March 31,
	2019	2018
	Reviewed	Audited

Adjusted EBITDA margin	30.5%	25.8%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.1%
Decrease in restructuring costs provision	—	0.0%

Less:
Depreciation	(9.3%)	(8.9%)
Amortization	(3.2%)	(3.6%)
Impairment of product development costs capitalized and Property, Plant and Equipment	(0.0%)	(0.2%)
Share-based compensation costs	(0.6%)	(0.6%)
Equity-settled share-based compensation costs	(0.6%)	(0.5%)
Cash-settled share-based compensation costs	—	(0.1%)
Increase in restructuring costs provision	(0.2%)	—
Operating profit margin	17.2%	12.6%
Add: Finance income/(costs) - net	0.1%	(0.0%)
Less: Taxation	(7.1%)	(2.0%)
Profit for the year margin	10.2%	10.6%

6. Assets Classified as Held for Sale

The assets classified as held for sale relate to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. MiX Telematics has concluded agreements pertaining to a Broad-Based Black Economic Empowerment (“B-BBEE”) transaction in which the sale of this property is included, refer to note 13 for additional information. The transaction is subject to certain conditions precedent of which not all have been fulfilled by March 31, 2019.

7. Free Cash Flow

Reconciliation of Free Cash Flow to Net Cash generated from Operating Activities
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	463,846	353,208	32,036	24,395
Capital expenditure payments	(286,458)	(338,261)	(19,784)	(23,362)
Free cash flow	177,388	14,947	12,252	1,033

8. Share Repurchase

On May 23, 2017, the MiX Telematics Board of Directors approved a share repurchase program of up to R270 million ($18.7 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The share repurchase program will be funded out of existing cash resources.

Fiscal 2018 purchase

During fiscal 2018 the following purchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R) (1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)

June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334
United States Dollar	Total number of shares repurchased	Average price paid per share ($) (1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program ($'000)

June 2017	5,015,660	0.26	5,015,660	1,289	17,359
	5,015,660		5,015,660	1,289	17,359

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

Fiscal 2019 purchase

During fiscal 2019 the following purchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R) (1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)

October 2018	9,157,695	8.03	9,157,695	73,548	177,786
	9,157,695		9,157,695	73,548	177,786

United States Dollar	Total number of shares repurchased	Average price paid per share ($) (1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program ($'000)

October 2018	9,157,695	0.55	9,157,695	5,080	12,279
	9,157,695		9,157,695	5,080	12,279

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

9. Dividends Paid

During fiscal 2016 the Board of Directors decided to reintroduce the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

The following dividends were declared by the Company in fiscal 2019 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal 2018, a dividend of R16.9 million ($1.2 million) was declared on May 8, 2018 and paid on June 4, 2018. Using shares in issue of 564,420,145 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents or 0.2 U.S. cents per share.
  In respect of the first quarter of fiscal year 2019, a dividend of R16.9 million ($1.2 million) was declared on July 31, 2018 and paid on August 27, 2018. Using shares in issue of 564,634,076 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents or 0.2 U.S. cents per share.
  In respect of the second quarter of fiscal year 2019, a dividend of R16.8 million ($1.2 million) was declared on October 30, 2018 and paid on November 26, 2018. Using shares in issue of 561,807,639 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents and 0.2 U.S. cents per share.
  In respect of the third quarter of fiscal year 2019, a dividend of R16.9 million ($1.2 million) was declared on January 31, 2019 and paid on February 25, 2019. Using shares in issue of 561,807,639 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents and 0.2 U.S. cents per share.

The following dividends were declared by the Company in fiscal 2018 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal 2017, a dividend of R11.3 million ($0.8 million) was declared on May 23, 2017 and paid on June 19, 2017. Using shares in issue of 563,514,561 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share.
  In respect of the first quarter of fiscal year 2018, a dividend of R14.0 million ($1.0 million) was declared on August 1, 2017 and paid on August 28, 2017. Using shares in issue of 558,898,901 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents or 0.2 U.S. cents per share.
  In respect of the second quarter of fiscal year 2018, a dividend of R14.0 million ($1.0 million) was declared on October 31, 2017 and paid on November 27, 2017. Using shares in issue of 559,418,095 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents and 0.2 U.S. cents per share.
  In respect of the third quarter of fiscal year 2018, a dividend of R14.0 million ($1.0 million) was declared on January 30, 2018 and paid on February 26, 2018. Using shares in issue of 562,320,145 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents and 0.2 U.S. cents per share.

10. Performance Share Award under the MiX Telematics Limited Long-Term Incentive Plan

The MiX Telematics Board of Directors has authorized a supplemental performance share award under the MiX Telematics Limited Long-Term Incentive Plan. In terms of this award the Board has designated 8,000,000 ordinary shares (equivalent to 320,000 ADSs), to be awarded to eligible employees if the Group achieves both of the following constant currency targets at March 31, 2020:

  cumulative subscription revenue for the 2019 and 2020 fiscal years of R3,588 million, and cumulative Adjusted EBITDA for the 2019 and 2020 fiscal years of R1,322 million.

The targets have been derived using an average forecast exchange rate of R13.8000 per $1.00.

Half of this supplemental equity grant of 4,000,000 ordinary shares (equivalent to 160,000 ADSs), was made during November 2018 and the remaining half will be awarded at the beginning of fiscal 2020 if the Board of Directors believes that the Group remains on track to meet the vesting targets listed above. Furthermore, these performance shares will not vest unless both targets are fully achieved in the specified time-frame. An IFRS 2 charge of R5.1 million ($0.4 million) was recognized on these performance share awards in fiscal 2019.

11. Fair values of financial assets and liabilities measured at amortized cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdrafts and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

12. Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Group, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R39.1 million ($2.7 million). No loss is considered probable under this arrangement.

Competition Commission of South Africa matter

On April 15, 2019 the Competition Commission of South Africa (“Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contends that the Group and a number of our channel partners have engaged in market division. Should the Tribunal rule against MiX Telematics, the Group may be liable to an administrative penalty in terms of the Competition Act, No. 89 of 1998. The Group had cooperated fully with the Commission during its preliminary investigation. We cannot predict the timing of a resolution or the ultimate outcome of the matter, however, the Group and our external legal advisers continue to believe that we have consistently adhered to all applicable laws and regulations and that the referral from the Commission is without merit. We have therefore not made any provisions for this matter as yet.

13. B-BBEE Property Transaction

MiX Telematics has concluded agreements pertaining to a B-BBEE transaction which is subject to certain conditions precedent of which not all have been fulfilled by March 31, 2019. The conditions precedent are expected to be fulfilled during fiscal 2020. The transaction involves the following:

  Acquiring Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand (“the Midrand property”) for R44.0 million ($3.0 million) from TPF Investments (Pty) Ltd (“TPF”), which Midrand property is currently being leased from TPF. TPF is an associate of Robin Frew, the non-executive chairman of MiX Telematics and therefore the acquisition is a small related party transaction under the JSE Listings Requirements.
  In a back-to-back transaction, selling the Midrand property for R44.0 million ($3.0 million), as well as the Group’s property in Stellenbosch currently classified as held for sale (refer to note 6) for R23.5 million ($1.6 million) to Black Industrialists Group Property Management Company (Pty) Ltd (“BIG”). The Group will also provide loan funding to BIG of R9.0 million ($0.6 million).
  Leasing both properties from BIG for an initial period of 5 years with an option to renew the lease for a further 5 year period.

14. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, MiX International has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R24.3 million ($1.7 million) in respect of S11D deductions, of which R3.8 million ($0.3 million) was recognized in the current financial year. R21.5 million ($1.5 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If MiX International is unsuccessful in this regard, the MiX International will not recover the R2.8 million ($0.2 million) raised at March 31, 2019.

Impact of foreign exchange movements and share-based compensation costs related to Performance Share Awards

The impact of foreign exchange movements, share-based compensation costs related to Performance Share Awards, and the related tax effects on the Group’s effective tax rate is shown below:

South African Rand	Year ended March 2019				Year ended March 2018
	Reviewed				Reviewed
	Profit for the period	Foreign exchange losses	Share- based compensation costs	Adjusted earnings	Profit for the period	Foreign exchange losses	Share- based compensation costs	Adjusted earnings

Profit before tax	340,298	(383)	5,110	345,025	214,883	5,073	—	219,956
Taxation	(137,962)	48,060	(678)	(90,580)	(33,690)	(29,403)	—	(63,093)
Profit after tax	202,336	47,677	4,432	254,445	181,193	(24,330)	—	156,863

Attributable to:
Owners of the parent	202,336	47,677	4,432	254,445	181,134	(24,330)	—	156,804
Non-controlling interest	—	—	—	—	59	—	—	59
	202,336	47,677	4,432	254,445	181,193	(24,330)	—	156,863

Effective tax rate	40.5%	—	13.3%	26.3%	15.7%	—	—	28.7%

United States Dollar	Year ended March 2019				Year ended March 2018
	Unaudited				Unaudited
	Profit for the period	Foreign exchange losses	Share- based compensation costs	Adjusted earnings	Profit for the period	Foreign exchange losses	Share- based compensation costs	Adjusted earnings

Profit before tax	23,503	(26)	353	23,830	14,841	350	—	15,191
Taxation	(9,528)	3,319	(47)	(6,256)	(2,327)	(2,031)	—	(4,358)
Profit after tax	13,975	3,293	306	17,574	12,514	(1,681)	—	10,833

Attributable to:
Owners of the parent	13,975	3,293	306	17,574	12,510	(1,681)	—	10,829
Non-controlling interest	—	—	—	—	4	—	—	4
	13,975	3,293	306	17,574	12,514	(1,681)	—	10,833

Effective tax rate	40.5%	—	—	26.3%	15.7%	—	—	28.7%

Excluding the impact of foreign exchange gains and losses, share-based compensation costs related to performance share awards and the related tax consequences, the effective tax rate in fiscal 2019 is 2.7% below the effective tax rate in fiscal 2018.

15. Other Operating and Financial Data
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Reviewed	Audited	Unaudited	Unaudited

Total revenue	1,975,863	1,712,482	136,465	118,274
Subscription revenue	1,693,245	1,434,615	116,946	99,083
Hardware revenue	241,837	227,752	16,703	15,730
Driver training, installation and other revenue	40,781	50,115	2,816	3,461
Adjusted EBITDA	602,785	441,866	41,632	30,518
Cash and cash equivalents	383,443	308,258	26,483	21,290
Net cash (1)	353,181	290,538	24,393	20,066
Capital expenditure incurred	302,047	332,886	20,862	22,991
Property, plant and equipment expenditure (2)	208,910	238,248	14,429	16,455
Intangible asset expenditure	93,137	94,638	6,433	6,536
Capital expenditure authorized but not spent	110,707	85,053	7,646	5,874
Total development costs incurred	132,341	130,166	9,140	8,990
Development costs capitalized	69,911	65,343	4,828	4,513
Development costs expensed within administration and other charges	62,430	64,823	4,312	4,477
Subscribers (number)	750,455	676,866	750,455	676,866
Net asset value per share (R/$)	3.12	2.69	0.22	0.19
Net tangible asset value per share (R/$)	1.32	1.10	0.10	0.08
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)

Excludes non-cash additions related to the initial recognition of right-of-use assets arising from the application of IFRS 16 Leases. The application of IFRS 16 during the period resulted in the recognition of right-of-use assets of R15.1 million ($1.0 million) in fiscal 2019.

	Year ended	Year ended
	March 31,	March 31,
	2019	2018
	Unaudited	Unaudited

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	14.48	11.83
-average	13.75	12.99
South African Rand: British Pound
-closing	18.90	16.60
-average	18.03	17.21

The Group’s functional and presentation currency is South African Rand. The weakening of the closing rate of the South African Rand against the functional currencies of the Group’s foreign operations resulted in an increase in assets and liabilities in respect of the foreign operations and the resulting foreign currency translation reserve increase of R114.6 million ($7.9 million) since March 31, 2018.

16. Changes to the Board of Directors

Enos Banda resigned as an independent non-executive director of MiX Telematics and a member of the Audit and Risk Committee with effect from July 4, 2018. With effect from July 4, 2018, Fikile Futwa was appointed as an independent non-executive director to the Board of Directors and as a member of the Audit and Risk Committee.

17. Changes to the Company Secretary

With effect from July 1, 2018, Statucor Proprietary Limited was appointed as Company secretary to MiX Telematics, taking over from Java Capital who had been previously appointed on an interim basis.

18. Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2019 and up to the date of this report, not otherwise dealt with herein.

Dividend declared

The Board of Directors declared in respect of the fourth quarter of fiscal 2019 which ended on March 31, 2019, a dividend of 4 South African cents (0.3 U.S. cents) per ordinary share to be paid on June 3, 2019.

Details of Dividend Declared

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, May 28, 2019
Securities trade ex dividend	Wednesday, May 29, 2019
Record date	Friday, May 31, 2019
Payment date	Monday, June 3, 2019

Share certificates may not be dematerialized or rematerialized between Wednesday, May 29, 2019 and Friday, May 31, 2019, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 4 South African cents per ordinary share;
  the net local dividend amount is 3.2 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 601,947,020 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Thursday, May 30, 2019
Record date	Friday, May 31, 2019
Approximate date of currency conversion	Monday, June 3, 2019
Approximate dividend payment date	Thursday, June 13, 2019

Annual general meeting

The annual general meeting of shareholders of MiX Telematics will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 11, 2019 at 2:30 p.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 3, 2019 and the record date for voting purposes is Friday, September 6, 2019. The notice of annual general meeting will be distributed to shareholders no later than Friday June 28, 2019.

For and on behalf of the board:

RA Frew	SB Joselowitz
Midrand
May 14, 2019

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	507,897	453,528	35,078	31,323
Cost of sales	(168,054)	(157,573)	(11,607)	(10,883)
Gross profit	339,843	295,955	23,471	20,440
Other income/(expenses) - net	218	1,464	15	101
Operating expenses	(242,251)	(223,652)	(16,731)	(15,447)
-Sales and marketing	(48,678)	(37,002)	(3,362)	(2,556)
-Administration and other charges	(193,573)	(186,650)	(13,369)	(12,891)
Operating profit	97,810	73,767	6,755	5,094
Finance income/(costs) - net	1,003	691	69	48
-Finance income	3,838	3,055	265	211
-Finance costs	(2,835)	(2,364)	(196)	(163)
Profit before taxation	98,813	74,458	6,824	5,142
Taxation	(21,833)	(10,188)	(1,508)	(704)
Profit for the period	76,980	64,270	5,316	4,438

Attributable to:
Owners of the parent	76,979	64,270	5,316	4,438
Non-controlling interest	1	*	*	*
	76,980	64,270	5,316	4,438

Earnings per share
-basic (R/$)	0.14	0.11	0.01	0.01
-diluted (R/$)	0.13	0.11	0.01	0.01
Earnings per American Depositary Share
-basic (R/$)	3.43	2.86	0.24	0.20
-diluted (R/$)	3.32	2.77	0.23	0.19
Adjusted earnings per share
-basic (R/$)	0.14	0.10	0.01	0.01
-diluted (R/$)	0.14	0.10	0.01	0.01
Adjusted earnings per American Depositary Share
-basic (R/$)	3.61	2.46	0.25	0.17
-diluted (R/$)	3.49	2.38	0.24	0.16
* Amount less than R1,000/$1,000

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2019

Further to the Group’s financial results for the year ended March 31, 2019, additional financial information in respect of the fourth quarter of fiscal year 2019 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of Adjusted earnings to profit for the period (note 3), a reconciliation of Adjusted EBITDA to profit for the period (note 4) and a reconciliation of Adjusted EBITDA margin to profit for the period margin (note 5) and other financial and operating data (note 6).

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2019 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2018, except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) from April 1, 2018. For more information on the adoption of these Standards refer to note 1 of the Notes to preliminary condensed consolidated financial results for the fiscal year ended March 31, 2019.

Summary of impact on the fourth quarter of fiscal 2019 results of adopting IFRS 9, IFRS 15 and IFRS 16:

The only material impact on the condensed consolidated income statement for the fourth quarter of fiscal 2019 was a R2.1 million ($0.2 million) increase in finance costs. This was primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest. The impact on every other line item in the condensed consolidated income statement for fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R1.1 million ($0.1 million) in respect of the capital portion of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended March 31, 2019 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.4789 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2019. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	76,979	64,270	5,316	4,438
Net foreign exchange losses	90	1,150	6	79
IFRS 2 charge on performance share awards	2,869	—	198	—
Income tax effect on the above components	1,106	(10,136)	76	(700)
Adjusted earnings attributable to owners of the parent	81,044	55,284	5,596	3,817

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.14	0.11	0.01	0.01
Net foreign exchange losses	#	#	#	#
IFRS 2 charge on performance share awards	#	—	#	—
Income tax effect on the above components	#	(0.01)	#	#
Basic adjusted earnings per share (R/$)	0.14	0.10	0.01	0.01

Adjusted earnings per share
-basic (R/$)	0.14	0.10	0.01	0.01
-diluted (R/$)	0.14	0.10	0.01	0.01

Adjusted earnings per American Depositary Share
-basic (R/$)	3.61	2.46	0.25	0.17
-diluted (R/$)	3.49	2.38	0.24	0.16

Ordinary shares ('000)(1)
-in issue at March 31	561,947	564,420	561,947	564,420
-weighted average	561,859	562,767	561,859	562,767
-diluted weighted average	580,077	580,750	580,077	580,750

Weighted average American Depositary Shares ('000)(1)
-in issue at March 31	22,478	22,577	22,478	22,577
-weighted average	22,474	22,511	22,474	22,511
-diluted weighted average	23,203	23,230	23,203	23,230
# Amount less than R0.01/$0.01.
(1) Excludes 40,000,000 treasury shares held by MiX Investments, a wholly owned subsidiary of the Group (March 2018: 40,000,000).

4. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	167,631	130,155	11,579	8,988
Add:
Net profit on sale of property, plant and equipment and intangible assets	21	1,152	1	80
Decrease in restructuring costs provision	—	768	—	53

Less:
Depreciation (1)	(49,026)	(39,067)	(3,386)	(2,698)
Amortization (2)	(15,255)	(14,878)	(1,054)	(1,028)
Impairment of product development costs capitalized	(878)	(2,563)	(61)	(177)
Equity-settled share-based compensation costs	(3,991)	(1,800)	(276)	(124)
Increase in restructuring costs provision	(692)	—	(48)	—
Operating profit	97,810	73,767	6,755	5,094
Add: Finance income/(costs) - net	1,003	691	69	48
Less: Taxation	(21,833)	(10,188)	(1,508)	(704)
Profit for the period	76,980	64,270	5,316	4,438
(1)

Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets). The adoption of IFRS 16 during the period resulted in depreciation of right-of-use assets of R3.3 million ($0.2 million) being recorded in the fourth quarter of fiscal 2019.

(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Three months ended	Three months ended
	March 31,	March 31,
	2019	2018
	Unaudited	Unaudited

Adjusted EBITDA margin	33.0%	28.7%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.3%
Decrease in restructuring costs provision	—	0.2%
Less:
Depreciation	(9.6%)	(8.6%)
Amortization	(3.0%)	(3.3%)
Impairment	(0.2%)	(0.6%)
Equity-settled share-based compensation costs	(0.8%)	(0.4%)
Increase in restructuring costs provision	(0.1%)	—
Operating profit margin	19.3%	16.3%
Add: Finance income/(costs) - net	0.2%	0.2%
Less: Taxation	(4.3%)	(2.3%)
Profit for the period margin	15.2%	14.2%
6. Other Operating and Financial Data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Total revenue	507,897	453,528	35,078	31,323
Subscription revenue	443,791	373,623	30,651	25,805
Hardware revenue	53,025	69,258	3,662	4,783
Driver training, installation and other revenue	11,081	10,647	765	735
Adjusted EBITDA	167,631	130,155	11,579	8,988
Cash and cash equivalents	383,443	308,258	26,483	21,290
Net cash (1)	353,181	290,538	24,393	20,066
Capital expenditure incurred	58,663	63,114	4,052	4,359
Property, plant and equipment expenditure	28,856	44,108	1,993	3,046
Intangible asset expenditure	29,807	19,006	2,059	1,313
Total development costs incurred	31,543	30,488	2,178	2,106
Development costs capitalized	17,189	16,543	1,187	1,143
Development costs expensed within administration and other charges	14,354	13,945	991	963
Subscribers (number)	750,455	676,866	750,455	676,866
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)

Excludes non-cash additions related to the initial recognition of right-of-use assets arising from the application of IFRS 16 Leases. The application of IFRS 16 during the period resulted in the recognition of right-of-use assets of R0.3 million ($0.02 million) in the fourth quarter of fiscal 2019.

	Three months ended	Three months ended
	March 31,	March 31,
	2019	2018
	Unaudited	Unaudited

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	14.48	11.83
-average	14.01	11.96
South African Rand: British Pound
-closing	18.90	16.60
-average	18.24	16.64

7. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended March 31, 2019.

				South African Rand
Figures are in thousands (Unaudited)				Three months ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2019	2018	2018	2018	2018	2017	2017	2017

Total development costs incurred	31,543	32,707	33,983	34,108	30,488	32,336	34,167	33,175
Development costs capitalized	17,189	17,907	17,571	17,245	16,543	15,996	16,148	16,656
Development costs expensed within administration and other charges	14,354	14,800	16,412	16,863	13,945	16,340	18,019	16,519

				United States Dollar
Figures are in thousands (Unaudited)				Three months ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2019	2018	2018	2018	2018	2017	2017	2017
Total development costs incurred	2,178	2,259	2,348	2,356	2,106	2,234	2,360	2,291
Development costs capitalized	1,187	1,237	1,214	1,191	1,143	1,105	1,115	1,150
Development costs expensed within administration and other charges	991	1,022	1,134	1,165	963	1,129	1,245	1,141

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns*# (Lead Independent Director), PM Dell, F Futwa*#, IV Jacobs*#, F Roji-Maplanka*#, CWR Tasker, AR Welton*#
* Non-executive
# Independent

Company secretary
Statucor Proprietary Limited

Auditors
Deloitte & Touche

Sponsor
Java Capital
May 14, 2019

CONTACT:
Investor Contact
Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835